Filed by ActivCard Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ActivCard S.A.

Registration Statement No. 333-105558

Date: July 14, 2003

ActivCard Announces Extension of Follow-On Tender Offer Period for Exchange of ActivCard S.A. Securities

FREMONT, California, SURESNES, France, July 14, 2003 — ActivCard Corp. (Nasdaq: ACTI; Nasdaq Europe: ACTI) today announced that it is extending for an additional three days its current tender offer to acquire the minority interest in ActivCard S.A. not currently held by ActivCard Corp. As a result of the extension, the offer will now expire at 12:00 midnight, New York City time, on July 17, 2003. The tender offer is being extended to allow additional time for security holders in France to tender their shares due to the French national holiday on July 14, 2003.

ActivCard Corp. has filed a registration statement, including a prospectus, and other related documents in connection with the exchange offer. Holders of ActivCard S.A. securities may obtain information and copies of this prospectus, as supplemented or amended from time to time, from ActivCard’s information agent, Innisfree M&A Incorporated, at the following numbers: in the U.S. and Canada, call toll-free at 1-877-750-5836; in the European Union, call toll-free at 00-800-7710-9970; banks, brokers and others, call collect at 212-750-5833.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, single sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations — from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity(TM) (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

The statements in this press release and the prospectus that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks related to the exchange offer identified in the registration statement on Form S-4 (file no. 333-105558) filed with the Securities and Exchange Commission (“SEC”). Actual results, events and performances may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE: ActivCard is a registered trademark and ActivCard Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

Additional Information

We have filed a registration statement, including a prospectus, and other related documents in connection with the exchange offer. We urge investors to read these documents because they contain important information applicable to ActivCard, the exchange offer and related matters. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.